SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)

Simtek Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

829204106

(CUSIP Number)

Cypress Semiconductor Corporation 198 Champion Court San Jose, CA 95134-1599 Attn: Chief Financial Officer (408) 943-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

CUSIP No. 829204106

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Cypress Semiconductor Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

11,796,428

		8	SHARED VOTING POWER

0

		9	SOLE DISPOSITIVE POWER

11,796,428

		10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,796,428

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

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Item 1.  Security and Issuer

This Schedule 13D relates to the common stock (the “Common Stock”) of Simtek Corporation, a Colorado corporation (“Issuer”), with its principal executive offices located at 4250 Buckingham Drive, Suite 100, Colorado Springs, CO 80907.

Item 2.  Identity and Background

Cypress Semiconductor Corporation, a Delaware corporation (“Cypress”), designs, develops, manufactures and markets a broad line of high-performance digital and mixed-signal integrated circuits for a broad range of markets including networking, wireless infrastructure and handsets, computation, consumer, automotive, and industrial.  Cypress’ principal executive offices are located at 198 Champion Court, San Jose, CA, 95134-1599.

Set forth below is the name, position and present principal occupation of each director and executive officer of Cypress.  Except as otherwise indicated, the business address of each such person is 198 Champion Court, San Jose, CA, 95134-1599, and each such person is a citizen of the United States.

Directors

Name	Principal Occupation

T.J. Rodgers	President and Chief Executive Officer of Cypress
Fred B. Bialek	Business Consultant
Eric A. Benhamou	Chairman of the Board of Cypress, 3Com Corporation and palmOne, Inc.
James R. Long	Business Consultant
Alan F. Shugart	Chairman, President and CEO of Al Shugart International
W. Steve Albrecht	Associate Dean and Andersen Alumni Professor of Accounting at the Marriot School of Management at Brigham Young University
J. Daniel McCranie	Business Consultant

Executive Officers

Name	Title

T.J. Rodgers	President and Chief Executive Officer
Antonio R. Alvarez	Executive Vice President, Memory and Imaging Division
Jeff Osorio	Acting Chief Financial Officer
Ralph H. Schmitt	Executive Vice President, Sales and Marketing
Christopher A. Seams	Executive Vice President, Worldwide Manufacturing & Research and Development
Cathal Phelan	Vice President, Data Communications Division
Christopher S. Norris	Vice President, Computation and Consumer Division

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Neither Cypress nor any of its directors or executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither Cypress nor any of its directors or executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds

On May 5, 2005, Cypress purchased 6,740,816 shares of Common Stock for $4,000,000 and was issued a warrant giving Cypress the right to acquire an additional 5,055,612 shares of Common Stock (the “Warrant).  Cypress funded the transaction with its working capital.

Item 4.  Purpose of the Transaction

Cypress’ purchase of the Common Stock is part of a joint product development relationship between Cypress and Issuer.  Except as stated in subsection (d) below, Cypress has no plan or proposal that would relate to or result in:

(a)	Acquiring any additional securities of Issuer or the disposition of the securities of Issuer other than upon exercise of the Warrant;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

(d)	A Cypress representative shall be appointed to serve on the Issuer’s Board of Directors;

(e)	Any material change in the present capitalization or dividend policy of Issuer;

(f)	Any other material change in Issuer’s business or corporate structure;

(g)	Any change to Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

(h)

Causing a class of securities of Issuer to be delisted from a national securities exchanger or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

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Item 5.  Interest in Securities of the Issuer

(a)

As of the date of this Schedule 13D, Cypress beneficially owns 11,796,428 shares of Common Stock of which Cypress owns 6,740,816 shares outright and has the right to acquire 5,055,612 shares upon exercise of the Warrant.  These shares represent approximately 15.7% of the shares of Common Stock issued and outstanding based on 63,117,352 shares of Common Stock outstanding as reported by Issuer and as increased to reflect this transaction.

(b)	Cypress has the sole power to vote or to direct the vote and to dispose or to direct the disposition of all of the shares reported herein.

(c)	Except for the issuance of the Shares and the Warrant, Cypress has not effected any transactions in the Common Stock during the past sixty days.

(d)	No person (other than Cypress) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As disclosed above, Issuer issued the Warrant to Cypress, which gives Cypress the right to acquire up to an additional 5,055,612 shares of Common Stock.  In addition, Cypress and Issuer are parties to a Registration Rights Agreement, dated May 4, 2005, pursuant to which Issuer granted Cypress certain registration rights to facilitate the transfer of the Common Stock owned by Cypress.

Item 7.  Materials to be Filed as Exhibits

Exhibit A – Share Purchase Agreement, dated May 4, 2005, between Cypress and Simtek
Exhibit B – Warrant
Exhibit C – Registration Rights Agreement, dated May 4, 2005, between Cypress and Simtek

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SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 15, 2005

CYPRESS SEMICONDUCTOR CORPORATION

By:	/s/ JEFF OSORIO

Name:	Jeff Osorio
Title:	Acting Chief Financial Officer

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EXHIBIT A

SHARE PURCHASE AGREEMENT

          THIS SHARE PURCHASE AGREEMENT (this “Agreement”), dated as of May 4, 2005, is by and between SIMTEK CORPORATION, a Colorado corporation (“Simtek”), and CYPRESS SEMICONDUCTOR CORPORATION, a Delaware corporation (“Cypress”).

Recitals

          A.       Cypress desires to purchase shares of Simtek common stock and Simtek desires to issue and sell such shares to Cypress on the terms set forth herein.

          B.       The parties also desire to enter into a joint development project whereby one or more Simtek memory products will be manufactured by Cypress on Cypress’ 0.13 micron SONOS (“S8”) process.

Agreement

          In consideration of the premises and the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

1.       Purchase of Stock; Closing.

          (a)       Stock Purchase.  Upon the terms and subject to the conditions of this Agreement, on the date hereof, Cypress shall purchase from Simtek, and Simtek shall issue and sell to Cypress, 6,740,816 shares of common stock, $0.01 par value per share, of Simtek (the “Simtek Shares”), in return for Four Million Dollars ($4,000,000.00) (the “Purchase Price”).

          (b)       Ancillary Agreements.  Upon the terms and conditions of this Agreement, on the date hereof, Simtek shall issue to Cypress a warrant (the “Warrant”), in the form attached hereto as Exhibit A, registered in the name of Cypress, pursuant to which Cypress shall have the right to acquire 5,055,612 shares of Simtek common stock (the “Warrant Shares” and, together with the Simtek Shares and the Warrant, the “Securities”), and the parties shall enter into the Registration Rights Agreement in the form attached hereto as Exhibit B (the “Registration Rights Agreement”), the Production and Development Agreement in the form attached hereto as Exhibit C (the “Development Agreement”), the Escrow Agreement in the form attached hereto as Exhibit D (the “Escrow Agreement”) and the Subordination Agreement in the form attached hereto as Exhibit E (the “Subordination Agreement”).

          (c)       Simtek Deliveries.  Upon execution and delivery of this Agreement, Simtek shall deliver or cause to be delivered to Cypress the following:

                     (i)       certificates evidencing the Simtek Shares, registered in the name of Cypress;

                     (ii)      the Warrant, duly executed by Simtek;

                     (iii)     the Registration Rights Agreement, duly executed by Simtek;

                     (iv)     the Development Agreement, duly executed by Simtek;

                     (v)      the Escrow Agreement, duly executed by Simtek;

                     (vi)     the Subordination Agreement, duly executed by Simtek; and

                     (vii)    a certificate of the Secretary of the Company, in form and substance reasonably satisfactory to counsel for Cypress, certifying that attached to such certificate is a true and correct copy of resolutions duly and validly adopted by the Board of Directors of Simtek authorizing the execution and delivery of this Agreement, the transactions contemplated hereunder, the Warrant and the issuance of the Securities to Cypress.

          (d)       Cypress Deliveries.  Upon execution and delivery of this Agreement, Cypress shall deliver or cause to be delivered to Simtek the following:

                     (i)       the Purchase Price via wire transfer of immediately available funds;

                     (ii)      the Registration Rights Agreement, duly executed by Cypress;

                     (iii)     the Development Agreement, duly executed by Cypress;

                     (iv)     the Escrow Agreement, duly executed by Cypress; and

                     (v)      the Subordination Agreement, duly executed by Cypress.

          (e)       Escrow Account.  Immediately after the closing, Simtek shall transfer three million dollars ($3,000,000) (the “Escrow Amount”) in immediately available funds to an escrow account in accordance with the terms of the Escrow Agreement.

2.       Simtek Representations and Warranties.  Except as set forth in the Schedule of Exceptions attached hereto as Schedule 2 (the “Simtek Schedule of Exceptions”), Simtek represents and warrants to Cypress as follows:

          (a)       Organization; Existence; Good Standing.  Simtek is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado.  Simtek is not in violation of any of the provisions of its Articles of Incorporation or Bylaws.  Simtek is duly qualified to conduct its business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not, individually or in the aggregate, have or reasonably be expected to result in any material adverse change, either individually or in the aggregate, in the business, operations, properties, assets or condition (financial or other) (a “Material Adverse Effect”) on Simtek.

          (b)       Due Authorization.  Simtek has the full corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and thereby.  Each of the Agreement, Warrant, Registration Rights Agreement, Development Agreement, Subordination Agreement and Escrow Agreement has been duly executed and delivered by

Simtek and constitutes the valid and binding obligation of Simtek enforceable against Simtek in accordance with its terms.  No further corporate action is required by Simtek in connection therewith. The issuance of the Simtek Shares has been duly authorized, and upon issuance to Cypress pursuant to the terms hereof, will be validly issued, fully paid and nonassessable and are and will be free and clear of any lien or encumbrances except as set forth in this Agreement and under applicable securities laws.  When the Warrant is exercised and the exercise price paid in accordance with the terms thereof, the Warrant Shares will be validly issued, fully paid and non-assessable.  Even upon the distribution of the Escrow Amount to Cypress in accordance with the Escrow Agreement, (i) the Simtek Shares will be validly issued, fully paid and nonassessable, and (ii) the Warrant Shares will be validly issued, fully paid and non-assessable when the Warrant is exercised and the exercise price paid in accordance with the terms of the Warrant.  Notwithstanding anything else herein to the contrary, the preceding sentence shall survive indefinitely.  Simtek has reserved from its duly authorized capital stock the shares of its common stock issuable pursuant to this Agreement and the Warrant in order to issue the Securities to Cypress.

          (c)       No Brokers.  Simtek has not incurred, and will not incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

          (d)       No Conflicts.  Except as set forth on Section 2(d) of the Simtek Schedule of Exceptions, the execution, delivery and performance by Simtek of each of the Agreement, Warrant, Registration Rights Agreement, Development Agreement, Subordination Agreement and Escrow Agreement and the consummation by Simtek of the transactions contemplated thereunder do not and will not (a) violate or conflict with any provision of each of Simtek’s Articles of Incorporation or Bylaws, (b) breach any provision of, or be an event that is (or with the passage of time will result in) a default of, or result in the cancellation or acceleration of (whether after the giving of notice or lapse of time or both) any obligation under, or result in the imposition or creation of any encumbrances upon any of the assets of Simtek pursuant to, any material contract, mortgage, lien, lease, agreement or instrument to which Simtek is a party or by which Simtek is bound, (c) violate any legal requirement applicable to Simtek, including the legal requirements of the National Association of Securities Dealers, or any of its properties or assets, or (d) require any authorization, consent, order, permit or approval of, or notice to, or filing, registration or qualification with, any government authority except as will not singly or in the aggregate have a Material Adverse Effect on Simtek and except for filings required by state securities laws and the filing of a Notice of Sale of Securities on Form D with the Securities and Exchange Commission (the “SEC”) under Regulation D of the Securities Act of 1933, as amended (the “Securities Act”).

          (e)       No Litigation.  There is no litigation, proceeding or investigation pending or, to the best knowledge of Simtek, threatened against Simtek in any federal, state or local court, or before any administrative agency, that seeks to enjoin or prohibit, or otherwise questions the validity of, any action taken or to be taken pursuant to or in connection with this Agreement.

          (f)       Exchange Act Filings; Financial Statements.  Simtek has filed all reports, forms or other information required to be filed by it under the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including pursuant to Section 13(a) or 15(d) thereof, for the twelve months preceding the date hereof (or such shorter period as Simtek was required by law to file such reports, forms or other information) (the foregoing materials being collectively referred to herein as the “SEC Reports”) on a timely basis or has timely filed a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The financial statements of Simtek included in the SEC Reports comply, in all material respects, with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with GAAP applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial position of Simtek and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.  For purposes of this Agreement, any reports, forms or other information provided to the SEC, whether by filing, furnishing or otherwise providing, is included in the term “filed” (or any derivations thereof).

          (g)       Capitalization.  The Form 10-KSB filed by Simtek for the year ended December 31, 2004, as supplemented by Section 2(g) of the Simtek Schedule of Exceptions, contains a true and correct statement of the authorized,  issued and outstanding equity ownership of Simtek as of the date hereof.  Other than as set forth therein, there are no other outstanding shares of capital stock or other securities of Simtek and no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities, or other commitments or agreements of any nature relating to the capital stock or other securities of Simtek, or otherwise obligating Simtek to issue, transfer, sell, purchase, redeem or otherwise acquire such stock or securities.  All outstanding shares of Simtek’s common stock are duly authorized and validly issued and are fully paid and non-assessable.

          (h)       Press Releases. The press releases disseminated by Simtek during the twelve months preceding the date of this Agreement do not, individually or taken as a whole with the SEC Reports, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made and when made, not misleading.

          (i)       Material Changes.  Since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in the SEC Reports or as set forth on Section 2(i) of the Simtek Schedule of Exceptions, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect on Simtek, (ii) to the knowledge of Simtek, Simtek has not incurred any liabilities (contingent or otherwise) other than (A) trade payables, accrued expenses and other liabilities incurred in the ordinary course of business consistent with past practice and (B) liabilities (not to exceed $450,000) not required to be disclosed in filings made with the SEC, (iii) Simtek has not altered its method of accounting or the identity of its auditors, (iv) Simtek has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock, and (v) Simtek has not issued any equity securities, except pursuant to existing Simtek stock option plans and consistent with past practice.  Simtek does not have pending before the SEC any request for confidential treatment of information.

          (j)       Labor Relations.  No material labor dispute exists or, to the knowledge of Simtek, is imminent with respect to any of the employees of Simtek.

          (k)       Compliance.  Except as set forth in the SEC Reports, Simtek (i) is not in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by Simtek), nor has Simtek received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is not in violation of any order of any court, arbitrator or governmental body, and (iii) is not and has not been in violation of any statute, rule or regulation of any governmental authority, including all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect on Simtek.  Simtek is in compliance with all effective requirements of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations thereunder, that are applicable to it, except where such noncompliance could not have or reasonably be expected to result in a Material Adverse Effect on Simtek.

          (l)       Regulatory Permits.  Simtek possesses all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct its business as described in the SEC Reports, except where the failure to possess such permits could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect on Simtek, and Simtek has not received any notice of proceedings relating to the revocation or modification of any such permits except as would not in the aggregate result in a Material Adverse Effect on Simtek.

          (m)       Title to Assets.  Except as set forth on Section 2(m) of the Simtek Schedule of Exceptions, Simtek has good and marketable title in fee simple to all real property owned by it that is material to its business and good and marketable title in all personal property owned by it that is material to its business, in each case free and clear of all liens, except for liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by Simtek. Any real property and facilities held under lease by Simtek are held by it under valid, subsisting and enforceable leases of which Simtek is in compliance, except as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect on Simtek.

          (n)       Patents and Trademarks.  Simtek has, or has rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, licenses and other similar intellectual property rights that are necessary or material for use in connection with its business as described in the SEC Reports and which the failure to so have could, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect on Simtek (collectively, the “Intellectual Property Rights”). Except as disclosed in the SEC Reports, Simtek has not received a written notice that the Intellectual Property Rights used by it violate or infringe upon the rights of any Person. Except as set forth in the SEC Reports, all such Intellectual Property Rights are enforceable and, to the knowledge of Simtek, there is no existing infringement by another person of any of the Intellectual Property Rights.

          (o)       Insurance.  Simtek maintains such insurance relating to its business, operations, assets, key employees and officers and directors as is specifically described in Section 2(o) to the Simtek Schedule of Exceptions.

          (p)       Transactions with Affiliates and Employees.  Except as set forth in the SEC Reports, none of the officers or directors of Simtek, and, to the knowledge of Simtek, none of the employees of Simtek is presently a party to any transaction with Simtek (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of Simtek, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

          (q)       Internal Accounting Controls.  Simtek maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  Simtek has established disclosure controls and procedures (as defined in the Exchange Act rules 13a-15(e) and 15(d)-15(e)) for Simtek and designed such disclosure controls and procedures to ensure that material information relating to Simtek, including its subsidiaries, is made known to the certifying officers by others within those entities, particularly during the period in which Simtek’s Form 10-KSB or 10-QSB, as the case may be, is being prepared.  Simtek’s certifying officers have evaluated the effectiveness of Simtek’s controls and procedures as of the last day of the period covered by the Form 10-KSB for Simtek’s most recently ended fiscal year (such date, the “Evaluation Date”).  Simtek presented in its most recently filed Form 10-KSB or Form 10-QSB the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date.  Simtek has disclosed in its most recently filed Form 10-KSB or Form 10-QSB any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

          (r)       Solvency.  Based on the financial condition of Simtek as of the date hereof (i) Simtek’s fair saleable value of its assets exceeds the amount that will be required to be paid on or in respect of Simtek’s existing debts and other liabilities (including known contingent liabilities) as they mature; (ii) Simtek’s assets do not constitute unreasonably small capital to carry on its business for the current fiscal year as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by Simtek, and projected capital requirements and capital availability thereof; and (iii) the current cash flow of Simtek, together with the proceeds Simtek would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its debt when such amounts are required to be paid.  Simtek does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt).

          (s)       Certain Registration Matters.  Assuming the accuracy of Cypress’s representations and warranties set forth in Section 3, no registration under the Securities Act is required for the offer and sale of the Securities by Simtek to Cypress under this Agreement. Simtek is eligible to register the resale of its Securities by Cypress on Form S-2 promulgated under the Securities Act.  Except as set forth on Section 2(s) of the Simtek Schedule of Exceptions, Simtek has not granted or agreed to grant to any person any rights (including “piggy back” registration rights) to have any securities of Simtek registered with the SEC or any other governmental authority that have not been satisfied or exercised.

          (t)       Listing and Maintenance Requirements.  Except as specified in the SEC Reports, Simtek has not, in the two years preceding the date hereof, received notice from the OTC Bulletin Board (the “OTCBB”) to the effect that Simtek is not in compliance with the listing or maintenance requirements thereof.  Simtek is, and has no reasonable grounds to believe that it will not in the foreseeable future continue to be, in compliance with the listing and maintenance requirements for continued listing of its common stock on the OTCBB on which its common stock is currently listed or quoted.  The issuance and sale of the Securities under this Agreement does not contravene the rules and regulations of the OTCBB, and no approval of the shareholders of Simtek is required for Simtek to issue and deliver to Cypress the Securities contemplated by this Agreement.

          (u)       Investment Company.  Simtek is not, and is not an affiliate of, and immediately following the transactions contemplated hereunder will not have become, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

          (v)       Application of Takeover Provisions.  Simtek has taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under Simtek’s Articles of Incorporation or Bylaws (or similar charter documents) or the laws of its state of incorporation that is or would become applicable to Cypress or shareholders of Simtek prior to the date hereof as a result of Cypress and Simtek fulfilling their obligations or exercising their rights under this Agreement, including Simtek’s issuance of the Securities and Cypress’s ownership of the Securities.

3.       Cypress Representations and Warranties.  Cypress hereby represents and warrants to Simtek as follows:

          (a)       Organization; Existence; Good Standing.  Cypress is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

          (b)       Due Authorization.  Cypress has the full corporate power and authority to enter into this Agreement, the Development Agreement, the Registration Rights Agreement, the Subordination Agreement and the Escrow Agreement and to consummate the transactions contemplated hereby and thereby.  Each of the Agreement, Registration Rights Agreement, Development Agreement, Subordination Agreement and Escrow Agreement have been duly executed and delivered by Cypress and constitutes the valid and binding obligation of Cypress enforceable against Cypress in accordance with its terms.

          (c)       No Brokers.  Cypress has not incurred, and will not incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

          (d)       No Conflicts.  The execution, delivery and performance by Cypress of this Agreement, the Development Agreement, the Registration Rights Agreement, the Subordination Agreement and the Escrow Agreement, and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of each of Cypress’ Certificate of Incorporation or Bylaws, (b) breach any provision of, or be an event that is (or with the passage of time will result in) a default, or result in the cancellation or acceleration of (whether after the giving of notice or lapse of time or both) any obligation under, or result in the imposition or creation of any encumbrances upon any of the assets of Cypress pursuant to, any material contract, mortgage, lien, lease, agreement or instrument to which Cypress is a party or by which Cypress is bound, (c) violate any legal requirement applicable to Cypress, including the legal requirements of the National Association of Securities Dealers, or any of its properties or assets, or (d) require any authorization, consent, order, permit or approval of, or notice to, or filing, registration or qualification with, any government authority except as will not singly or in the aggregate have a Material Adverse Effect on Cypress.

          (e)       Investment Intent.  Cypress is acquiring the Securities as principal for its own account for investment purposes only and not with a view to or for distributing or reselling such Securities or any part thereof, without prejudice, however, to Cypress’s right at all times to sell or otherwise dispose of all or any part of such Securities in compliance with applicable federal and state securities laws.  Cypress does not have any agreement or understanding, directly or indirectly, with any person to distribute any of the Securities.

          (f)       Investor Status.  At the time Cypress was offered the Securities, it was, and at the date hereof it is, an “accredited investor” as defined in Rule 501(a) under the Securities Act.  Cypress is not a registered broker-dealer under Section 15 of the Exchange Act.

          (g)       General Solicitation.  Cypress is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

          (h)       Access to Information.  Cypress acknowledges that it has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of Simtek concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information about Simtek and its subsidiary and their respective financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that Simtek possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.

          (i)       Independent Investment Decision.  Cypress has independently evaluated the merits of its decision to purchase Securities pursuant to this Agreement, and Cypress confirms that it has not relied on the advice of any person’s business and/or legal counsel in making such decision.

4.       Certain Covenants.

          (a)       Securities may only be disposed of in compliance with state and federal securities laws.  In connection with any transfer of the Securities other than pursuant to an effective registration statement, Simtek may require the transferor thereof to provide to Simtek an opinion of counsel selected by the transferor, the form and substance of which opinion shall be reasonably satisfactory to Simtek, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act.

          (b)       Certificates evidencing the Securities will contain the following legend, until such time as they are not required under the Registration Rights Agreement:

[NEITHER THESE SECURITIES NOR THE SECURITIES ISSUABLE UPON EXERCISE OF THESE SECURITIES HAVE BEEN REGISTERED] [THESE SECURITIES HAVE NOT BEEN REGISTERED] WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.

          (c)       Furnishing of Information.  As long as Cypress owns the Securities, Simtek covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by Simtek after the date hereof pursuant to the Exchange Act.  As long as Cypress owns Securities, if Simtek is not required to file reports pursuant to such laws, it will prepare and furnish to Cypress and make publicly available in accordance with Rule 144(c) such information as is required for Cypress to sell the Simtek Shares and Warrant Shares under Rule 144.  Simtek further covenants that it will take such further action as any holder of Securities may reasonably request, all to the extent required from time to time to enable such person to sell the Simtek Shares and Warrant Shares without registration under the Securities Act within the limitation of the exemptions provided by Rule 144.

          (d)       Allocation of Purchase Price.  The parties agree that the allocation of the purchase price with respect to this Agreement shall be as set forth in Schedule 4(d) hereto.

5.       Indemnification.

          (a)       Subject to the limitations set forth in Section 5(d), Cypress covenants and agrees that it shall indemnify, defend, protect and hold harmless Simtek, its directors, officers, employees and agents (the “Simtek Indemnified Parties”), at all times from and after the date of this Agreement (subject to any limitation on the survival of representations and warranties set forth in Section 5(d)), against all losses, claims, damages, actions, suits, proceedings, demands, assessments, adjustments, costs and expenses (including specifically, but without limitation, reasonable attorneys’ fees and expenses of investigation) (“Simtek Losses”) incurred or suffered by any of the Simtek Indemnified Parties based upon, resulting from or arising out of any inaccuracy or breach of any representation or warranty of Cypress in this Agreement.

          (b)       Simtek covenants and agrees that it will indemnify, defend, protect and hold harmless Cypress, its directors, officers, employees and agents (the “Cypress Indemnified Parties”) at all times from and after the date of this Agreement (subject to any limitation on the survival of representations and warranties set forth in Section 5(d)) against all losses, claims, damages, actions, suits, proceedings, demands, assessments, adjustments, costs and expenses (including specifically, but without limitation, reasonable attorneys’ fees and expenses of investigation) (“Cypress Losses”) incurred or suffered by any of the Cypress Indemnified Parties based upon, resulting from or arising out of any inaccuracy or breach of any representation or warranty of Simtek contained in this Agreement.

          (c)       Promptly after receipt by any person entitled to indemnification (an “indemnified party”) of notice of the commencement of any action, suit or proceeding by a person not a party to this Agreement in respect of which the indemnified party will seek indemnification hereunder (a “Third Party Action”), the indemnified party shall notify the person that is obligated to provide such indemnification (the “indemnifying party”) thereof in writing, specifying in reasonable detail the action, suit or proceeding (including, without limitation, the name and location of the claimant or the parties to the action, suit or proceeding), an estimate of the amount of Simtek Losses or Cypress Losses, as applicable, attributable to the action, suit or proceeding, if reasonably possible, and the basis for indemnification, and transmitting a copy of all papers served with respect to such action, suit or proceeding (if any); provided, however that any failure to so notify the indemnifying party shall not relieve it from any liability that it may have to the indemnified party, except to the extent that the indemnifying party is prejudiced by the failure to give such notice.  The indemnifying party shall be entitled to participate in the defense of such Third Party Action and to assume control of such defense (including settlement of such Third Party Action) with counsel reasonably satisfactory to such indemnified party.

          (d)       Each of the representations and warranties made by Cypress or Simtek in this Agreement shall survive for a period of 18 months from the date hereof.  No claim for indemnification under this Agreement shall be asserted by any indemnified party after the expiration and termination of the representations and warranties.

6.       Miscellaneous.

          (a)       Status of Parties.  Nothing contained in this Agreement will be deemed or construed as creating a joint venture or partnership between the parties.  Neither party will have the power to control the activities and operations of the other and their status is, and at all times will continue to be, that of independent contractors with respect to each other.  Neither party will hold itself out as having any authority or relationship with the other in contravention of this Section 6(a), and neither party will act on behalf of the other party or enter into any contracts, warranty, or representation as to any other matter on the behalf of the other party.

          (b)       Effect of Waiver.  No waiver whether express or implied, of any breach of any term, condition, or obligation of this Agreement will be construed as a waiver of any subsequent breach of that term, condition, or obligation, or any other term, condition, or obligation of this Agreement of the same or different nature.

          (c)       Notices.  Any notice or other communication required or permitted under this Agreement will be given in writing and will be sent by facsimile or commercially recognized express courier to the address specified below or to any other address that may be designated by prior notice.  Any notice or other communication delivered by facsimile will be deemed to have been received the day it is sent and must be confirmed by a copy sent by express courier.  Any notice or other communication sent by commercially recognized courier will be deemed to have been received on the 3rd business day after delivery to the courier.

Notices to be given to Cypress will be addressed to:
Cypress Semiconductor Corporation
3901 North First Street
San Jose, CA 95134-1599
Facsimile: (408) 456-1821
Attn: Senior Vice President, Memory Products Division

With a copy to:
Cypress Semiconductor Corporation
3901 North First Street
San Jose, CA 95134-1599
Facsimile: (408) 456-1821
Attn: Laura Norris, Esq.

If given to Simtek, it will be addressed to:
Simtek Corporation
Attention: Douglas Mitchell
4250 Buckingham Drive, Suite 100
Colorado Springs, CO 80907
Facsimile: (719) 531-9765

          Either Party hereto may at any time, by 30 days written notice to the other, designate any other person or address in place of those provided in this Section.

          (d)       Severability.  If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement will continue in full force and effect without said provision; provided that no such severability will be effective if it materially changes the economic benefit of this Agreement to any party.

          (e)       Governing Law.  This Agreement will be governed and construed in all respects in accordance with the laws of the State of California as applied to agreements made and performed in California by residents of the State of California.

          (f)       Facsimile and E-Mail Signatures.  Any signature page delivered by a fax machine or by e-mail will be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto.  Any party who delivers such a facsimile signature page or scanned signature page agrees to later deliver an original counterpart to any party which requests it.

          (g)       Counterparts.  This Agreement may be executed in any number of counterparts, each of which may be executed by less than all of the parties, each of which will be enforceable against the parties actually executing such counterparts, and all of which together will constitute one instrument.

          (h)       Interpretation.  When a reference is made in this Agreement to Exhibits, Schedules or Sections, such reference shall be to an Exhibit, Schedules or Section to this Agreement unless otherwise indicated.  The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The phrase “made available” in this Agreement shall mean that the information referred to has been made available if requested by the party hereto to whom such information is to be made available.  The Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  In this Agreement, any reference to a party’s “knowledge” means such party’s actual knowledge after reasonable inquiry of executive officers of such party.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.

          (i)       Entire Agreement; Nonassignability; Parties in Interest.  This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits and the attached Schedule (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof; (b) are not intended to confer upon any other person any rights or remedies hereunder; and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided.

          (j)       Remedies Cumulative; No Waiver.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.  No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.

          (k)       Further Assurances.  In case at any time after the execution and delivery of this Agreement any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers of Simtek and Cypress shall take all such necessary action.

          (l)       Amendment.  The parties hereto may cause this Agreement to be amended at any time by execution of an instrument in writing signed by Simtek and Cypress.

[Remainder of Page Left Intentionally Blank]

          IN WITNESS WHEREOF, the parties hereto have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

SIMTEK CORPORATION

By:

Name:	Douglas Mitchell
Title:	President

CYPRESS SEMICONDUCTOR CORPORATION

By:

Name:
Title:

EXHIBIT B

VOID AFTER 5:00 P.M., COLORADO TIME, ON MAY 4, 2015

NEITHER THESE SECURITIES NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.  THE SECURITIES REPRESENTED HEREBY MAY NOT BE OFFERED OR SOLD IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER APPLICABLE SECURITIES LAWS UNLESS OFFERED, SOLD OR TRANSFERRED UNDER AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THOSE LAWS.

Date:  May 4, 2005

SIMTEK CORPORATION
STOCK PURCHASE WARRANT

          THIS CERTIFIES THAT, for value received, CYPRESS SEMICONDUCTOR CORPORATION, a Delaware corporation (“Cypress”), is entitled to purchase from SIMTEK CORPORATION, a corporation organized under the laws of the State of Colorado (the “Company”), at any time or from time to time during the Exercise Period (as defined in Section 2 hereof), 5,055,612 fully paid and nonassessable shares of the Company’s common stock, $0.01 par value (the “Common Stock”), at an exercise price per share (the “Exercise Price”) of $0.7772.  The number of shares of Common Stock purchasable hereunder (the “Warrant Shares”) and the Exercise Price are subject to adjustment as provided in Section 4 hereof.  The term “Warrant” means this Warrant issued pursuant to that certain Share Purchase Agreement, dated as of May 4, 2005, by and between the Company and Cypress (the “Purchase Agreement”).

          This Warrant is subject to the following terms, provisions and conditions:

          1.     (a) Manner of Exercise; Issuance of Certificates.  Subject to the provisions hereof, this Warrant may be exercised at any time during the Exercise Period by the holder hereof, in whole or in part, by delivery of a completed exercise agreement in the form attached hereto (the “Exercise Agreement”), to the Company by 5 p.m. Colorado time on any Business Day at the Company’s principal executive offices (or such other office or agency of the Company as it may designate by notice to the holder hereof) and upon payment to the Company as provided in Section 1(b) below of the applicable Exercise Price for the Warrant Shares specified in the Exercise Agreement.  The Warrant Shares so purchased shall be deemed to be issued to the holder hereof or such holder’s designee, as the record owner of such shares, as of the close of business on the date on which this Warrant shall have been surrendered and the completed Exercise Agreement shall have been delivered and payment shall have been made for such shares as set forth above.  The Warrant Shares so purchased, representing the aggregate number of shares specified in the Exercise Agreement, shall be delivered to the holder hereof within a reasonable time, not exceeding five (5) Business Days, after this Warrant shall have been so exercised (the “Delivery Period”).  If the Company’s transfer agent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer program, and so long as the certificates therefor do not require a legend and the holder is not obligated to return such certificate for the placement of a legend thereon, the Company shall cause its transfer agent to electronically transmit the Warrant Shares so purchased to the holder by crediting the account of the holder or its nominee with DTC through its Deposit Withdrawal Agent Commission system (“DTC Transfer”).  If the aforementioned conditions to a DTC Transfer are not satisfied, the Company shall deliver to the holder physical certificates representing the Warrant Shares so purchased.  Further, the holder may instruct the Company to deliver to the holder physical certificates representing the Warrant Shares so purchased in lieu of delivering such shares by way of DTC Transfer.  Any certificates so delivered shall be in such denominations as may be requested by the holder hereof, shall be registered in the name of such holder or such other name as shall be designated by such holder and, following the date on which the Warrant Shares may be sold by the holder pursuant to Rule 144(k) promulgated under the Securities Act (or a successor rule), shall not bear any restrictive legend relating to the Securities Act.  If this Warrant shall have been exercised only in part, then, unless this Warrant has expired, the Company shall, at its expense, at the time of delivery of such certificates, deliver to the holder a new Warrant representing the number of shares with respect to which this Warrant shall not then have been exercised.

          (b)     Payment of Exercise Price.  The holder shall pay the Exercise Price in immediately available funds.  The holder hereof, at its election, may also satisfy its obligation to pay the Exercise Price through a “cashless exercise,” in which event the Company shall issue to the holder hereof the number of Warrant Shares determined as follows:

X = Y [(A-B)/A]

where:

X = the number of Warrant Shares to be issued to the holder.

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Y = the number of Warrant Shares with respect to which this Warrant is being exercised.

A = the average of the closing prices on the Principal Market of Common Stock for the five trading days immediately prior to (but not including) the Exercise Date.

B = the Exercise Price.

          2.     Period of Exercise.  This Warrant may be exercised at any time or from time to time (an “Exercise Date”) during the period (the “Exercise Period”) beginning on (a) the date hereof and ending (b) at 5:00 p.m., Colorado time, on the tenth anniversary of the date of original issuance hereof.

          3.     Certain Agreements of the Company.  The Company hereby warrants, covenants and agrees as follows:

                     (a)     Shares to be Fully Paid.  All Warrant Shares will, upon issuance in accordance with the terms of this Warrant, be validly issued, fully paid and nonassessable and free from all taxes, liens, claims and encumbrances (except for restrictions existing under applicable securities laws).

                    (b)     Reservation of Shares.  During the Exercise Period, the Company shall at all times have authorized, and reserved for the purpose of issuance upon exercise of this Warrant, a sufficient number of shares of Common Stock to provide for the exercise in full of this Warrant.

                    (c)     Successors and Assigns.  This Warrant shall be binding upon any entity succeeding to the Company by merger, consolidation, or acquisition of all or substantially all of the Company’s assets.

          4.     Antidilution Provisions.  During the Exercise Period, the Exercise Price and the number of Warrant Shares issuable upon the exercise of the Warrants shall be subject to adjustment from time to time as provided in this Section 4.  In the event that any adjustment of the Exercise Price as required herein results in a fraction of a cent, such Exercise Price shall be rounded up or down to the nearest cent; provided that, in no event shall the Exercise Price per share be reduced below $0.01.

                    (a)     Subdivision or Combination of Common Stock.  If the Company, at any time during the Exercise Period, subdivides (by any stock split, stock dividend, recapitalization, reorganization, reclassification or otherwise) its shares of Common Stock into a greater number of

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shares, then, after the date of record for effecting such subdivision, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of shares which may be purchased hereunder shall be proportionately increased.  If the Company, at any time during the Exercise Period, combines (by reverse stock split, recapitalization, reorganization, reclassification or otherwise) its shares of Common Stock into a smaller number of shares, then, after the date of record for effecting such combination, the Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of shares which may be purchased hereunder shall be proportionately reduced.

                    (b)     Consolidation, Merger or Sale.  In case of any consolidation of the Company with, or merger of the Company into, any other entity, or in case of any sale or conveyance of all or substantially all of the assets of the Company other than in connection with a plan of complete liquidation of the Company at any time during the Exercise Period, then as a condition of such consolidation, merger or sale or conveyance, adequate provision will be made whereby the holder of this Warrant will have the right to acquire and receive upon exercise of this Warrant in lieu of the shares of Common Stock immediately theretofore acquirable upon the exercise of this Warrant, such shares of stock, securities, cash or assets as may be issued or payable with respect to or in exchange for the number of shares of Common Stock immediately theretofore acquirable and receivable upon exercise of this Warrant had such consolidation, merger or sale or conveyance not taken place.  In any such case, the Company will make appropriate provision to cause the provisions of this Section 4 thereafter to be applicable as nearly as may be in relation to any shares of stock or securities thereafter deliverable upon the exercise of this Warrant.  The Company will not effect any consolidation, merger, sale, or conveyance unless prior to the consummation thereof, the successor entity (if other than the Company) assumes by written instrument the obligations under this Warrant and the obligations to deliver to the holder of this Warrant such shares of stock, securities or assets as, in accordance with the foregoing provisions, the holder may be entitled to acquire.

                    (c)     Notice of Adjustment.  Upon the occurrence of any event which requires any adjustment of the Exercise Price, then, and in each such case, the Company shall give notice thereof to the holder of this Warrant, which notice shall state the Exercise Price resulting from such adjustment and the increase or decrease in the number of Warrant Shares issuable upon exercise of this Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.  Such calculation shall be certified by the chief financial officer of the Company.

                    (d)     Minimum Adjustment of the Exercise Price.  No adjustment of the Exercise Price shall be made in an amount of less than 1% of the Exercise Price in effect at the time such adjustment is otherwise required to be made, but any such lesser adjustment shall be carried forward and shall be made at the time and together with the next subsequent adjustment which, together with any adjustments so carried forward, shall amount to not less than 1% of such Exercise Price.

                    (e)     No Fractional Shares.  No fractional shares of Common Stock are to be issued upon the exercise of this Warrant, but the Company shall pay a cash adjustment in respect of any fractional share which would otherwise be issuable in an amount equal to the same fraction of the closing bid price of a share of Common Stock on the Principal Market on the date of such exercise.

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                    (f)     Certain Definitions.

                                   (i)     “Business Day” means any day, other than a Saturday or Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law, regulation or executive order to close.

                                  (ii)     “Principal Market” means the Over-the-Counter Bulletin Board or, if the Common Stock is not traded on the Over-the-Counter Bulletin Board, then the principal securities exchange or trading market for the Common Stock.

          5.     No Rights or Liabilities as a Stockholder.  This Warrant shall not entitle the holder hereof to any voting rights or other rights as a stockholder of the Company.  No provision of this Warrant, in the absence of affirmative action by the holder hereof to purchase Warrant Shares, and no mere enumeration herein of the rights or privileges of the holder hereof, shall give rise to any liability of such holder for the Exercise Price or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

          6.     Transfer, Exchange, Redemption and Replacement of Warrant.

                         (a)     Restriction on Transfer.  Subject to the terms of this Agreement, this Warrant and the rights granted to the holder hereof are transferable in whole or in part, at any time, upon surrender of this Warrant, together with a properly executed assignment in the form attached hereto, at the office or agency of the Company referred to in Section 6(e) below.  Until due presentment for registration of transfer on the books of the Company, the Company may treat the registered holder hereof as the owner and holder hereof for all purposes, and the Company shall not be affected by any notice to the contrary.

                         (b)     Warrant Exchangeable for Different Denominations.  This Warrant is exchangeable, upon the surrender hereof by the holder hereof at the office or agency of the Company referred to in Section 6(e) below, for new Warrants of like tenor of different denominations representing in the aggregate the right to purchase the number of shares of Common Stock which may be purchased hereunder, each of such new Warrant to represent the right to purchase such number of shares as shall be designated by the holder hereof at the time of such surrender.

                         (c)     Replacement of Warrant.  Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this Warrant and, in the case of any such loss, theft, or destruction, upon delivery of an indemnity agreement reason-ably satisfactory in form and amount to the Company, or, in the case of any such mutilation, upon surrender and cancellation of this Warrant, the Company, at its expense, will execute and deliver, in lieu thereof, a new Warrant of like tenor.

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                         (d)     Cancellation.  Upon the surrender of this Warrant in connection with any transfer, exchange, or replacement as provided in this Section 6, this Warrant shall be promptly canceled by the Company.

                         (e)     Warrant Register.  The Company shall maintain, at its principal executive offices (or such other office or agency of the Company as it may designate by notice to the holder hereof), a register for this Warrant, in which the Company shall record the name and address of the person in whose name this Warrant has been issued, as well as the name and address of each transferee and each prior owner of this Warrant.

                         (f)     Exercise or Transfer Without Registration.  If, at the time of the surrender of this Warrant in connection with any exercise, transfer, or exchange of this Warrant, this Warrant (or, in the case of any exercise, the Warrant Shares issuable hereunder), shall not be registered under the Securities Act and under applicable state securities or blue sky laws, the Company may require, as a condition of allowing such exercise, transfer, or exchange, (i) that the holder or transferee of this Warrant, as the case may be, furnish to the Company a written opinion of counsel (which opinion shall be reasonably acceptable to the Company and shall be in form, substance and scope customary for opinions of counsel in comparable transactions) to the effect that such exercise, transfer, or exchange may be made without registration under the Securities Act and under applicable state securities or blue sky laws, (ii) that the holder or transferee execute and deliver to the Company an investment letter in form and sub-stance reasonably acceptable to the Company and (iii) that the transferee be an “accredited investor” as defined in Rule 501(a) promulgated under the Securities Act.

                    7.     Registration Rights.  The initial holder of this Warrant (and certain assignees thereof) are entitled to the benefit of such registration rights in respect of the Warrant Shares as are set forth in the Registration Rights Agreement, of even date herewith, by and between the Company and Cypress.

                    8.     Notices.  Any notices required or permitted to be given under the terms of this Warrant shall be sent by certified or registered mail (return receipt requested) or delivered personally or by courier or by confirmed telecopy, and shall be effective five (5) days after being placed in the mail, if mailed, or upon receipt or refusal of receipt, if delivered personally or by courier, or by confirmed facsimile, in each case addressed to a party.  The addresses for such communications shall be:

If to the Company:

Simtek Corporation
4250 Buckingham Dr., Suite 100
Colorado Springs, CO 80907
Telephone No.: (719) 531-9444
Facsimile No.: (719) 531-9765
Attention: Douglas M. Mitchell, President

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With a copy to:

Holme Roberts & Owen LLP
90 S. Cascade Ave., Suite 1300
Colorado Springs, CO 80903
Telephone (719) 473-3800
Facsimile No.: (719) 633-1518
Attention: Hendrik F. Jordaan, Esq.

If to Cypress:

Cypress Semiconductor Corporation
3901 North First Street
San Jose, CA 95134-1599
Facsimile: (408) 456-1821
Attention: Senior Vice President, Memory Products Division

With a copy to:

Cypress Semiconductor Corporation
3901 North First Street
San Jose, CA 95134-1599
Facsimile: (408) 456-1821
Attention: Laura Norris, Esq.

                                                                Either the Company or the holder may at any time designate any other person or address in place of that provided in this Section by giving written notice to the other in accordance with this Section.

          9.     Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of this warrant shall be governed by and construed and enforced in accordance with the laws of the state of California.

          10.     Miscellaneous.

                         (a)      This Warrant and any provision hereof may only be amended by an instrument in writing signed by the Company and the holder hereof.

                         (b)     The descriptive head-ings of the several Sections of this Warrant are inserted for purposes of reference only, and shall not affect the meaning or construction of any of the provisions hereof.

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                          (c)     In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

                          (d)     Subject to the restrictions on transfer set forth herein, this Warrant may be assigned by the holder.  This Warrant may not be assigned by the Company. This Warrant shall be binding on and inure to the benefit of the parties hereto and their respective successors and assigns.  Subject to the preceding sentence, nothing in this Warrant shall be construed to give to any Person other than the Company and the holder any legal or equitable right, remedy or cause of action under this Warrant.  Cypress may assign this Warrant only to a transferee or assignee that is an Affiliate of Cypress.  The term “Affiliate” shall mean with respect to any individual, corporation, partnership, association, trust, or any other entity (in each case, a “Person”), any Person which, directly or indirectly, controls, is controlled by or is under common control with such Person.

          11.     Cross-Termination.  Notwithstanding any other provision of this Warrant, if the Company terminates that certain Production and Development Agreement, of even date herewith, by and between Cypress and the Company, pursuant to Section 13.2(a) or 13.2(b) of such agreement, this Warrant shall be immediately terminated, become null and void and be of no further force or effect.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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          IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by its duly authorized officer.

SIMTEK CORPORATION

By:

Name:	Douglas Mitchell
Title:	President

EXHIBIT C

REGISTRATION RIGHTS AGREEMENT

                    THIS REGISTRATION RIGHTS AGREEMENT (the “Agreement”) is made as of the 4th day of May, 2005, by and between SIMTEK CORPORATION, a Colorado (the “Simtek”), and CYPRESS SEMICONDUCTOR CORPORATION, a Delaware corporation (“Cypress”).

RECITALS

          WHEREAS, Simtek and Cypress are parties to that certain Share Purchase Agreement, of even date herewith (the “Purchase Agreement”).  Pursuant to the Purchase Agreement, Simtek has issued to Cypress 6,740,816 shares of common stock, par value $0.01 per share, of Simtek (the “Simtek Shares”) and warrants to purchase up to 5,055,612 shares of common stock, par value $0.01 per share, of Simtek (the “Warrant Shares” and, together with the Simtek Shares, the “Registrable Securities”).  Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Development Agreement.

          WHEREAS, Cypress entered into the Purchase Agreement with the understanding that it would be granted registration rights with respect to the Registrable Securities on the terms set forth in this Agreement.

          NOW, THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS:

                    1.       Definitions.  For purposes of this Agreement:

                              1.1.       The term “Affiliate” shall mean with respect to any individual, corporation, partnership, association, trust, or any other entity (in each case, a “Person”), any Person which, directly or indirectly, controls, is controlled by or is under common control with such Person.

                              1.2.       The term “Common Stock” shall mean shares of Simtek’s common stock, par value $0.01 per share.

                              1.3.       The term “Development Agreement” shall mean that certain Production and Development Agreement of even date herewith, by and between Cypress and Simtek.

                              1.4.       The term “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

                              1.5.       The term “Form S-3” means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by Simtek with the SEC.

                              1.6.       The term “register,” “registered,” and “registration” refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement or document by the SEC (which the parties acknowledge is in the SEC’s discretion).

                              1.7.       The term “Registrable Securities” means (i) the Simtek Shares and the Warrant Shares, and (ii) any Common Stock of Simtek issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of the shares referenced in clause (i) above, excluding in all cases, however, any Registrable Securities sold by a person in a transaction in which his rights and obligations under this Agreement are not assigned.

                              1.8.       The term “Registrable Securities then outstanding” means the number of shares determined by adding the number of shares of Common Stock outstanding which are, and the number of shares of Common Stock issuable pursuant to then exercisable or convertible securities which are, Registrable Securities.

                              1.9.       The term “SEC” means the Securities and Exchange Commission.

                              1.10.     The term “SEC Rule 144” means Rule 144 promulgated by the SEC under the Securities Act.

                              1.11.     The term “SEC Rule 144(k)” means Rule 144(k) promulgated by the SEC under the Securities Act.

                              1.12.     The term “SEC Rule 145” means Rule 145 promulgated by the SEC under the Securities Act.

                              1.13.     The term “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

                              1.14.     The term “Violation” means losses, claims, damages, or liabilities (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations:  (i) any untrue statement or alleged untrue statement of a material fact contained in a registration statement filed by Simtek pursuant to Section 2.1 or Section 2.9, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by any party hereto, of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law, in connection with registration statement filed by Simtek pursuant to Section 2.1 or Section 2.9.

                    2.       Registration Rights.  Simtek covenants and agrees as follows:

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                              2.1.       Simtek Registration.  If Simtek proposes to register (including for this purpose a registration effected by Simtek for stockholders other than Cypress) any of its stock or other securities under the Securities Act in connection with the public offering of such securities solely for cash (other than a registration statement relating either to the sale of securities to employees of Simtek pursuant to a stock option, stock purchase or similar plan or an SEC Rule 145 transaction, a registration on any form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities, a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities which are also being registered or as contemplated by that certain Registration Rights Agreement, dated October 12, 2004, by and among Simtek and the investors who are signatories thereto), Simtek shall, at such time, promptly give Cypress written notice of such registration.  Upon the written request of Cypress given within twenty (20) days after mailing of such notice by Simtek in accordance with Section 3.5, Simtek shall, subject to the provisions of Section 2.3 and Section 2.5, use its commercially reasonable efforts to cause to be registered under the Securities Act all of the Registrable Securities that Cypress has requested to be registered.  Simtek shall have the right to terminate or withdraw any registration initiated by it under this Section 2.1 prior to the effectiveness of such registration whether or not Cypress has elected to include securities in such registration.  The expenses of such withdrawn registration shall be borne by the parties in accordance with Section 2.4 hereof.

                              2.2.       Obligations of Simtek.  Whenever required under this Section 2 to use its commercially reasonable efforts to effect the registration of any Registrable Securities, Simtek shall, as expeditiously as reasonably possible,

                                           (a)       prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective, and, upon the request of Cypress, use its commercially reasonable efforts to keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the Registration Statement has been completed; provided, however, that (i) such 120-day period shall be extended for a period of time equal to the period Cypress refrains from selling any securities included in such registration at the request of an underwriter of Common Stock (or other securities) of Simtek; and (ii) in the case of any registration of Registrable Securities on Form S-3 which are intended to be offered on a continuous or delayed basis, subject to compliance with applicable SEC rules, such 120-day period shall be extended for up to ninety (90) days, if necessary, to keep the registration statement effective until all such Registrable Securities are sold;

                                           (b)       prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement;

                                           (c)       furnish to Cypress such numbers of copies (or an electronic copy) of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as it may reasonably request in order to facilitate the disposition of Registrable Securities owned by it;

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                                           (d)       use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by Cypress; provided that Simtek shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless Simtek is already subject to service in such jurisdiction;

                                           (e)       in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering.  Cypress shall also enter into and perform its obligations under such an agreement;

                                           (f)       cause all such Registrable Securities registered pursuant to this Agreement hereunder to be listed on a national securities exchange or trading system and each securities exchange and trading system on which similar securities issued by Simtek are then listed;

                                           (g)       provide a transfer agent and registrar for all Registrable Securities registered pursuant hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

                                           (i)       use its commercially reasonable efforts to furnish, at the request of Cypress pursuant to this Section 2, on the date on which such Registrable Securities are sold to the underwriter, (i) an opinion, dated such date, of the counsel representing Simtek for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and (ii) a “comfort” letter dated such date, from the independent certified public accountants of Simtek, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters, if any.

                              2.3.       Furnish Information.  It shall be a condition precedent to the obligations of Simtek to take any action pursuant to this Section 2 with respect to the Registrable Securities of Cypress that Cypress shall furnish to Simtek such information regarding itself, the Registrable Securities and other Simtek securities held by it and its Affiliates, and the intended method of disposition of such securities as shall be reasonably required to effect the registration of Cypress’s Registrable Securities.

                              2.4.       Expenses of Simtek Registration.  Simtek shall bear and pay all expenses incurred by it in connection with any registration, filing or qualification of Registrable Securities with respect to the registrations pursuant to Section 2.1 hereof (which right may be assigned as provided in Section 2.10 hereof), including (without limitation) all registration, filing, and qualification fees, printers and accounting fees relating or apportionable thereto.  Cypress shall bear and pay all expenses incurred by it in connection with the registrations pursuant to Section 2.1 hereof (which right may be assigned as provided in Section 2.10 hereof), including (without limitation) all fees and disbursements of its counsel.

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                              2.5.       Underwriting Requirements.  In connection with any offering involving an underwriting of shares of Simtek’s capital stock pursuant to Section 2.1, Simtek shall not be required to include Cypress’s securities in such underwriting unless it accepts the terms of the underwriting as agreed upon between Simtek and its underwriters, and then only in such quantity as the underwriters determine in their sole discretion will not jeopardize the success of the offering by Simtek.  If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the amount of securities to be sold other than by Simtek that the underwriters determine in their sole and absolute discretion is compatible with the success of the offering, then Simtek shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and Simtek determine in their sole and absolute discretion will not jeopardize the success of the offering.  In no event shall any Registrable Securities be excluded from such offering unless all other stockholders’ securities have been first excluded.

                              2.6.       Delay of Registration.  Cypress shall have no right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

                              2.7.       Indemnification.  In the event any Registrable Securities are included in a registration statement under this Section 2:

                                           (a)       To the extent permitted by law, Simtek will indemnify and hold harmless Cypress and its officers, directors, stockholders, legal counsel and accountants, any underwriter (as defined in the Securities Act) for Cypress and each person, if any, who controls Cypress or underwriter within the meaning of the Securities Act or the Exchange Act, against any Violation and Simtek will pay to each of Cypress and its underwriter, controlling person or other aforementioned person, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action as such expenses are incurred; provided, however, that the indemnity agreement contained in this subsection 2.7(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of Simtek (which consent shall not be unreasonably withheld), nor shall Simtek be liable in any such case for any such loss, claim, damage, liability, or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by Cypress or its underwriter, controlling person or other aforementioned person.

                                           (b)       To the extent permitted by law, Cypress will indemnify and hold harmless Simtek, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls Simtek within the meaning of the Securities Act, legal counsel and accountants for Simtek, any underwriter, and any controlling person of any such underwriter, against any losses, claims, damages, or liabilities to which any of the foregoing persons may become subject, under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by

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Cypress expressly for use in connection with such registration; and Cypress will pay, any legal or other expenses reasonably incurred by any person intended to be indemnified pursuant to this subsection 2.7(b), in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this subsection 2.7(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of Cypress (which consent shall not be unreasonably withheld); provided, further, that, in no event shall any indemnity under this subsection 2.7(b) exceed the net proceeds from the offering received by Cypress, except in the case of fraud or willful misconduct by Cypress.

                                           (c)       Promptly after receipt by an indemnified party under this Section 2.7 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.7, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties which may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding.  The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 2.7, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.7.

                                           (d)       In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) Cypress or any controlling person of Cypress makes a claim for indemnification pursuant to this Section 2.7 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 2.7 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of Cypress or any such controlling person in circumstances for which indemnification is provided under this Section 2.7, then, and in each such case, Simtek and Cypress will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations.  The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided however, that, in any

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such case, (I) Cypress will not be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by Cypress pursuant to such registration statement, and (II) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation; provided further, that in no event shall Cypress’s liability pursuant to this Section 2.7(d), when combined with the amounts paid or payable by Cypress pursuant to Section 2.7(b), exceed the proceeds from the offering (net of any underwriting discounts or commissions) received by Cypress, except in the case of willful fraud by Cypress.

                                           (e)       Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

                                           (f)       Unless otherwise superceded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of Simtek and Cypress under this Section 2.7 shall survive the completion of any offering of Registrable Securities in a registration statement under this Section 2, and otherwise and shall survive the termination of this Agreement.

                              2.8.       Reports Under Exchange Act.  With a view to making available to Cypress the benefits of SEC Rule 144 promulgated under the Securities Act and any other rule or regulation of the SEC that may at any time permit Cypress to sell Registrable Securities of Simtek to the public without registration or pursuant to a registration on Form S-3, Simtek agrees to:

                                           (a)       make and keep public information available, as those terms are understood and defined in SEC Rule 144, at all times after the date hereof so long as Simtek is subject to the periodic reporting requirements under Sections 13 or 15(d) of the Exchange Act;

                                           (b)       file with the SEC in a timely manner all reports and other documents required of Simtek under the Securities Act and the Exchange Act; and

                                           (c)       furnish to Cypress, so long as Cypress owns any Registrable Securities, forthwith upon reasonable request (i) a written statement by Simtek that it has complied with the reporting requirements of SEC Rule 144, the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after it so qualifies) or a statement that it has not so complied, (ii) a copy of the most recent annual or quarterly report of Simtek and such other reports and documents so filed by Simtek, and (iii) such other information as may be reasonably requested in availing Cypress of any rule or regulation of the SEC which permits the selling of any such securities without registration or pursuant to such form.

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                              2.9.       Form S-3 Registration.

                                           (a)       In case Simtek shall receive from Cypress a written request or requests that Simtek use its commercially reasonable efforts to effect a registration on Form S-3 and any related qualification or compliance with respect to all or a part of the Registrable Securities owned by Cypress, Simtek will as soon as practicable, use its commercially reasonable efforts to effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all  or such portion of Cypress’s Registrable Securities as are specified in such request; provided, however, that Simtek shall not be obligated to effect any such registration, qualification or compliance, pursuant to this Section 2.9:  (1) if Form S-3 is not then available for such offering by Cypress (or Simtek is not eligible to use such Form S-3 for such offering); (2) if Cypress, together with the holders of any other securities of Simtek entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public (net of any underwriters’ discounts or commissions) of less than $2 million; (3) if Simtek shall furnish to Cypress a certificate signed by the Chief Executive Officer of Simtek stating that in the good faith judgment of the Board of Directors of Simtek, it would be materially detrimental to Simtek and its stockholders for such Form S-3 Registration to be effected at such time, in which event Simtek shall have the right to defer the filing of the Form S-3 registration statement for a period of not more than sixty (60) days after receipt of the request of Cypress under this Section 2.9; provided, however, that Simtek shall not utilize this right more than once in any twelve month period and provided further that Simtek shall not register any securities for the account of itself or any other stockholder during such sixty (60) day period (other than a registration relating solely to the sale of securities of participants in a Simtek stock plan, a registration relating to a corporate reorganization or transaction under Rule 145 of the Securities Act, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities, or a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered); (4) if Simtek has, within the twelve (12) month period preceding the date of such request, already effected two registrations on Form S-3 for Cypress pursuant to this Section 2.9; or (5) in any particular jurisdiction in which Simtek would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance; or (6) during the period ending one hundred eighty (180) days after the effective date of a registration statement subject to Section 2.1 hereof.

                    Subject to the foregoing, Simtek shall file a registration statement covering the Registrable Securities and other securities so requested to be registered as soon as practicable after receipt of the request of Cypress.  Simtek shall bear and pay all expenses incurred by it in connection with any registration, filing or qualification of Registrable Securities with respect to the registrations pursuant to Section 2.9 hereof (which right may be assigned as provided in Section 2.10 hereof), including (without limitation) all registration, filing, and qualification fees, printers and accounting fees relating or apportionable thereto.  Cypress shall bear and pay all expenses incurred by it in connection with the registrations pursuant to Section 2.9 hereof (which right may be assigned as provided in Section 2.10 hereof), including (without limitation) all fees and disbursements of its counsel.

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                                           (b)       If Cypress intends to distribute the Registrable Securities covered by its request by means of an underwriting, it shall so advise Simtek as part of its request made pursuant to this Section 2.9, and Simtek shall include such information in the written notice referred to in Section 2.9(a).

                              2.10.     Assignment of Registration Rights.  The rights to cause Simtek to register Registrable Securities pursuant to this Section 2 may be assigned (but only with all related obligations) by Cypress to a transferee or assignee of such securities that (i) is an Affiliate of Cypress, or (ii) after such assignment or transfer, holds at least 500,000 shares of Registrable Securities (subject to appropriate adjustment for stock splits, stock dividends, combinations and other recapitalizations), provided: (a) Simtek is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; (b) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement; and (c) such assignment shall be effective only if immediately following such transfer the further disposition of such securities by the transferee or assignee is restricted under the Securities Act.  For the purposes of determining the number of shares of Registrable Securities held by a transferee or assignee, the holdings of transferee or assignee (i) that is a subsidiary, parent or 10% or more stockholder of Cypress, or (ii) that is an Affiliate of Cypress shall be aggregated together and with those of Cypress; provided that all assignees and transferees who would not qualify individually for assignment of registration rights shall have a single attorney in fact for the purpose of exercising any rights, receiving notices or taking any action under this Section 2.

                              2.11.     Termination of Registration Rights.  The rights set forth in this Section 2 shall terminate on the earliest to occur of (i) the liquidation of Simtek, (ii) such time as the Registrable Securities (together with any Affiliate of the holder with whom the holder must aggregate its sales under SEC Rule 144) could be sold without restriction under SEC Rule 144 within a ninety (90) day period, or (iii) such time as all of the Registrable Securities have been publicly sold.

                    3.       Miscellaneous.

                              3.1.       Transfers, Successors and Assigns.  The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.  Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

                              3.2.       Governing Law.  This Agreement shall be governed by and construed in accordance with the State of California as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of California, without regard to its principles of conflicts of laws.

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                              3.3.       Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  This Agreement may also be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                              3.4.       Titles and Subtitles.  The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

                              3.5.       Notices.  All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given:  (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, and if not so confirmed, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.  All communications shall be sent to the respective parties at their address as set forth below:

Notices to be given to Cypress will be addressed to:
Cypress Semiconductor Corporation
3901 North First Street
San Jose, CA 95134-1599
Facsimile: (408) 456-1821
Attention: Senior Vice President, Memory Products Division

With a copy to:
Cypress Semiconductor Corporation
3901 North First Street
San Jose, CA 95134-1599
Facsimile: (408) 456-1821
Attention: Laura Norris, Esq.

Notices to be given to Simtek will be addressed to:
Simtek Corporation
4250 Buckingham Drive, Suite 100
Colorado Springs, CO 80907
Facsimile: (719) 531-9765
Attention: Douglas Mitchell

                              3.6.       Amendments and Waivers.  Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of Simtek and Cypress.  Any amendment or waiver effected in accordance with this paragraph shall be binding upon Simtek and Cypress.

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                              3.7.       Severability.  The invalidity of unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

                              3.8.       Aggregation of Stock.  All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

                              3.9.       Entire Agreement.  This Agreement constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

                              3.11.     Transfers of Rights.  Subject to Section 2.10, Cypress hereby agrees that it will not, and may not, assign any of its rights and obligations hereunder, unless such rights and obligations are assigned by Cypress to (a) any person or entity to which all of the Registrable Securities are transferred by Cypress, or (b) to any Affiliate of Cypress; provided that such assignment of rights shall be contingent upon the transferee providing a written instrument to Simtek notifying Simtek of such transfer and assignment and agreeing in writing to be bound by the terms of this Agreement.

                              3.12.     Dispute Resolution.  Any unresolved controversy or claim arising out of or relating to this Agreement shall be resolved pursuant to the terms of the Development Agreement.

                              3.13.     Delays or Omissions.  No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.  Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.  All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

[Remainder of Page Intentionally Left Blank]

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                    IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

FOR SIMTEK	FOR CYPRESS

SIMTEK CORPORATION	CYPRESS SEMICONDUCTOR CORPORATION

Signed:	Signed:

By:	By:

Title:	Title:

Date :	Date :